

June 28, 2011

Via e-mail

Mr. Guoshen Tu
Chief Executive Officer
China Security & Surveillance Technology, Inc.
13/F, Shenzhen Special Zone Press Tower
Shennan Rd.
Futian, Shenzhen 518034

> **Re:** **China Security & Surveillance Technology, Inc.**
> **Schedule 13E-3**
> **Filed on May 31, 2011**
> **File No. 005-80530**
>
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed on May 31, 2011**
> **File No. 001-33774**

Dear Mr. Tu:

We have reviewed the above filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Schedule 13E-3

General

1.   Schedule 13E-3 must incorporate by reference the information contained in the proxy statement in answer to the items of the schedule. Refer to General Instruction G of

Schedule 13E-3. Please revise so that the information under each of the items appears in the proxy statement and is incorporated by reference into the Schedule 13E-3.

2.   Please provide in your proxy statement the disclosure required by Item 1003(c)(3) and (4) of Regulation M-A, or direct us to where this information appears in your filing.

3.   Please provide in your proxy statement the information required by Item 1008(a) of Regulation M-A, or advise. The disclosure on pages 60 and 78 does not appear responsive to this requirement.

4.   Please advise why Intelligent One and Whitehorse, and their respective directors, executive officers and control persons, are not filing persons. Refer to General Instruction C of Schedule 13E-3.

Preliminary Proxy Statement on Schedule 14A

General

5.   Please confirm that you have nothing to disclose under Item 402(t) of Regulation S-K. See Item 5(a)(5) of Schedule 14A. Similarly, please confirm that you do not need to include a separate resolution pursuant to Rule 14a-21(c).

6.   Please disclose the information required by Items 1004(e) and 1012(e) of Regulation M-A, or direct us to where this information appears in your document.

7.   You appear to be providing disclosure required by Item 14(c)(2) of Schedule 14A by complying with Item 15 of Form S-4. Please confirm, and if so, provide us with a calculation showing your eligibility to rely on General Instruction I.B.1 of Form S-3.

How will our directors and executive officers vote on the proposal…?, page 14

8.   State the reasons why your directors and executive officers intend to vote in favor of the transaction. See Item 1012(d) of Regulation M-A.

What will happen if I abstain…, page 15

9.   You state that abstentions will have the same effect as a vote against each proposal. Please advise how you determined this to be the case, given that certain of the proposals do not require the vote of a majority of the shares outstanding or present.

Special Factors Relating to the Merger, page 18

10.   Please disclose the purposes and reasons for the transaction for the company. See Item 1013(a) and (c) of Regulation M-A.

The Parties, page 18

11.   Please disclose the ownership of Parent and Merger Sub, not merely who formed them.

Background of the Merger, page 23

12.   Please disclose the range of indicative valuations presented by Nomura on April 8, 2011.

13.   Please disclose the two closing conditions discussed on April 16, 2011.

14.   Please disclose why Nomura stated that it was unable to give an opinion in mid-April.

15.   Please disclose why the board of directors determined to hire Imperial Capital <u>after</u> approving the merger agreement.

16.   Please advise whether Nomura delivered a report, opinion or appraisal before it withdrew from its engagement. We note the disclosure appearing on the bottom of page 31.

Recommendation of Our Board of Directors and Special Committee…, page 30

17.   Please disclose how the board of directors and the special committee determined that the receipt of cash provided certainty of the value of the shares.

18.   Please clarify the first four bullet points appearing on the top of page 31, all of which are general in nature.

19.   Please clarify how the board of directors and the special committee determined that Mr. Tu's unwillingness to sell his shares to any third party indicated that the transaction with Mr. Tu is fair.

20.   Please clarify how the board of directors and the special committee determined that the ability of an aggrieved security holder to follow an appraisal procedure under state law is indicative of procedures designed to arrive at a fair price in the transaction.

21.   Please clarify the second bullet point on page 35. It is unclear how the potential failure to enter into the transaction would be a negative factor when considering the transaction.

General, page 42

22.   Please disclose the amount of the additional fee payable to Imperial Capital in the event that the per share consideration exceeds $6.50.

23.   The description in the proxy statement regarding the material relationships between Imperial Capital and the company does not provide a narrative and quantitative description of the fees paid or to be paid to Imperial Capital and its affiliates by the company and its affiliates. Please revise the proxy statement to include this information.

Positions of the Tu Parties Regarding the Fairness of the Merger…, page 43

24.   Please disclose how the Tu Parties determined that the receipt of cash provided certainty of the fair value of the shares.

25.   A filing person may rely upon the analyses and conclusions produced by another party to the extent that the filing person expressly adopts those analyses and conclusions. See Question 20 of SEC Release No. 34-17719 (April 13, 1981). To the extent that the Tu Parties relied on the analyses of the special committee and the board of directors, the Tu Parties must specifically adopt the analyses and conclusions of these bodies. Alternatively, provide a reasonably detailed discussion of the underlying material factors upon which the Tu parties relied in making their fairness determination.

Certain Effects of the Merger, page 46

26.   Please provide the disclosure required by Instruction 3 to Item 1013 for each filing person.

Prospective Financial Information, page 48

27.   We note that you have included non-GAAP financial measures in this section, and that such measures were provided to the Tu Parties in connection with their due diligence. Please provide the additional disclosure required by Rule 100(a) of Regulation G.

Debt Financing, page 49

28.   Please disclose any alternative financing arrangements or plans, or state that there are none. See Item 1007(b) of Regulation M-A.

29.   Please disclose the term of the debt facility, and any plans or arrangements to refinance or repay the loan. If none have been made, so state. See Item 1007(d)(1) and (2) of Regulation M-A.

Determinations of the Per Share Merger Consideration, page 53

30.   Please delete the reference to arms-length negotiations appearing in this section. References to arms-length negotiations are inappropriate in a transaction negotiated with a related party.

Fees and Expenses, page 53

31.   Please disclose who will be responsible for paying the expenses. See Item 1007(c) of Regulation M-A.

Common Stock Ownership of Management and Certain Beneficial Owners, page 77

32.   Please explain the meaning of footnote 7.

Prior Public Offerings, page 79

33.   Please state the offering price per share. See Item 1002(d) of Regulation M-A.

Proposal Five – Advisory Vote on Executive Compensation, page 105

34.   In this section and in the following section, please include the resolutions required by Rule 14a-21(a) and (b).

Exhibit (c)(2)

35.   We note the limitation on reliance by shareholders appearing on pages 2 and 3 of the May 3, 2011 presentation materials. This limitation is inconsistent with the disclosures relating to the fairness opinion. Please delete the term "solely." Alternatively, if you retain this limitation, disclose the basis for the financial advisor's belief that shareholders cannot rely upon the opinion including (but not limited to) whether the financial advisor intends to assert the substance of the disclaimer as a defense to shareholder claims that might be brought against it under applicable state law. Describe whether the governing state law has addressed the availability of such a defense to the financial advisor in connection with any such shareholder claim; if not, a statement must be added that the issue necessarily would have to be resolved by a court of competent jurisdiction. Also disclose that the availability or non-availability of such a defense will have no effect on the rights and responsibilities of the board of directors under governing state law or the rights and responsibilities of either the financial advisor or the board of directors under the federal securities laws. Refer to section II.D.1 of the Current Issues and Rulemaking Projects Outline (November 14, 2000).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3503 if you have any questions regarding our comments.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc: Gregory D. Puff, Esq.
      Shearman & Sterling LLP